To announce the Company's September 2014 revenues Date of events: 2014/10/09 Contents:

1.	Date of occurrence of the event: 2014/10/09

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited consolidated revenue of NT$19.14 billion for September 2014, an increase of 0.8% as compared to the same period of 2013. Operating costs and expenses increased by 3.8% to NT$15.20 billion year-over-year. Operating income decreased by 9.5% to NT$3.93 billion. Income before income tax decreased by 7.1% to NT$4.18 billion. Net income attributable to stockholders of the parent decreased by 5.8% to NT$3.48 billion, and EPS was NT$0.45. Despite of the 21.0% mobile value added service revenue growth derived from mobile internet subscriber increase, mobile communications business revenue decreased 1.0% year-over-year, mainly due to the 12.2% decrease in mobile voice revenue resulting from the VoIP substitution and market competition as well as the 5.3% decline in handset sales. Broadband access revenue was flat and HiNet ISP increased by 1.3%, year-over-year. For traditional fixed line services, local service revenue decreased by 6.9%, owing to mobile and VOIP substitution. The increase of operating costs and expenses was mainly attributable to the sale of iPhone 6 and iPhone 6 plus, which injected momentum of 4G smartphone sales and subscriber growth.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.